601 Lexington Avenue New York, New York 10022
Joshua Korff, P.C.
To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

July 17, 2014

Via EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Townsquare Media, LLC Amendment No. 2 to Registration Statement on Form S-1 Filed on July 14, 2014 File No. 333-197002

Dear Mr. Spirgel:

On behalf of Townsquare Media, LLC, a Delaware limited liability company (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 16, 2014, to Stuart Rosenstein, Executive Vice President, Chief Financial Officer and Secretary of the Company, with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company intends to revise the Registration Statement in response to the Staff’s comments and will file Amendment No. 3 to the Registration Statement to reflect these revisions and updates and to clarify certain other information.

General

1.	Staff’s Comment: We note that you had cash of $57.3 million at March 31, 2014. You disclose that you intend to use approximately $46.5 million of cash on hand, together with all the net proceeds of the offering, to repay certain debt. Please revise the

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July 17, 2014

disclosure throughout the prospectus to discuss the significant decrease in the company’s cash following the offering, including in the last paragraph on page 1, in the Risk Factors and under “Post-Offering Liquidity and Capital Resources” on page 68.

Response: In response to the Staff’s comment, the Company intends to revise the Registration Statement as set forth on Schedule A to discuss the significant decrease in the Company’s cash following the offering.

Recent Developments, page 10

Preliminary Estimated Second Quarter Financial Results, page 10

2.	Staff’s Comment: We note your disclosure regarding your expected performance for the quarter ended June 30, 2014. To provide balance to your disclosure, please provide an estimated range of net income for the period in addition to net revenue and Adjusted EBITDA.

Response: In response to the Staff’s comment, the Company intends to revise the Registration Statement as set forth on Schedule A to include the Company’s expected range of net income for the three months ended June 30, 2014.

Equity Compensation Charge Related to Conversion, page 10

3.	Staff’s Comment: We note from the paragraph bridging pages 10 and 11 that you expect to record between $47.7 million and $55.8 million of non-cash compensation expense in the third quarter of 2014. Give us an analysis of these anticipated charges. Identify for us the transactions and the new and existing grants and programs for which these charges will be necessary. Tell us the basis for your compensation estimates for each.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the transactions and grants to which these charges relate are solely those relating to the replacement of the Company’s current management equity compensation program, as described in “Prospectus Summary—Equity Compensation Charge Related to Conversion,” which the Company has revised to provide more detail as more fully described in the Company’s response to comment number 4 below.

The Company has provided its calculation of stock-based compensation expense in connection with these conversions and grants as Schedule B hereto. Stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. However, all of the shares of Class A common stock and Class B common stock issued upon conversion of the Company’s Class B units, and all of the options

July 17, 2014

granted in connection with this offering, will be immediately vested upon conversion or grant, as applicable, and, in the case of the options, subject to restrictions on transfer, as described in the section of the Registration Statement entitled “Executive Compensation—Option Grants Upon Completion of this Offering.” As a result, the Company expects to recognize this expense during the fiscal quarter in which the conversions and grants occur. Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free rate. Our expected volatility of 40% is based on the volatility levels from the average volatility of similar actively traded companies. The expected holding period of the option of 6.33 years is calculated using the simplified method using the vesting term (immediate), the contractual term of 10 years and exercise assumptions following the expiration of transfer restrictions. The midpoint between the date transfer restrictions expire and the expiration of the award is used as the expected term. The simplified method was chosen as a means to determine our holding period as we currently have no historical option exercise experience due to being a privately held company. The risk-free interest rate is derived from the average yield for the five and seven year zero-coupon U.S. Treasury Strips.

4.	Staff’s Comment: As required by Item 303(a)(3)(ii) and Instruction 3 to Item 303(a) of Regulation S-K, please address and quantify, in Management’s Discussion and Analysis, the impact on your future results of operations of significant planned changes to your existing management equity compensation program prior to the proposed offering.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that in connection with the offering and the related conversion of the Company from a limited liability company into a corporation, as described in the Registration Statement (the “Conversion”), the Company’s current management equity compensation program, which consists of Class B incentive units of the Company, will be replaced with Class A Common stock and Class B common stock of the corporation together with a grant of options to purchase Class A common stock and options to purchase Class B common stock. This will occur through (i) the conversion of the Company’s outstanding Class B units into the shares of Class A Common stock and Class B common stock referenced above pursuant to the Conversion, and (ii) a separate grant of the options referenced above following the Conversion but prior to the completion of this offering. The Conversion will occur subsequent to the pricing of the offering. The Company intends to revise the Registration Statement to clarify the foregoing on page 10 and to add similar disclosure to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” as well as to quantify in more detail the expected impact of these changes to its management equity compensation program on its results of operations. The disclosure that the Company intends to add to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” is set forth on Schedule A.

5.	Staff’s Comment: Similarly, we note from the first two paragraphs of page 117 that you plan to grant members of management options to purchase Class A and B common stock

July 17, 2014

upon completion of the offering, and that the exercise price of these options will be equal to the offering price. Please separately address any known material impact on your future results of operations of your plans to grant such compensatory options as required by Item 303(a)(3)(ii) and Instruction 3 to Item 303(a) of Regulation S-K. Other components of the $47.7 million and $55.8 million of non-cash compensation expense to be recognized in the third quarter of 2014 should be separately discussed if material.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the grants of options to purchase Class A and Class B common stock upon completion of this offering that are referenced on page 117 of the Registration Statement are a portion of the grants to be issued to employees pursuant to the replacement of the Company’s current management equity compensation program, described in the Company’s response to comment 4 above. The Company intends to revise the referenced disclosure to further clarify this point as set forth on Schedule A hereto. The Company also intends to add the disclosure referenced in response to Comment 4 above, which describes and further quantifies the expected impact on the Company’s future results of operations of these grants, namely that the Company expects to record stock-based compensation expense with respect to these grants in the third calendar quarter of 2014 but not in subsequent periods. The disclosure that the Company intends to add to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” is set forth on Schedule A.

Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data, page 17

Selected Historical Consolidated Financial and Other Data, page 47

Consolidated Statements of Operations, page F-4

Consolidated Statements of Operations, page

6.	Staff’s Comment: We note your response to prior comment 1. It appears to us that corporate expenses are necessary for you to operate your business. Therefore, it is still unclear to us why the exclusion of such expenses is useful to you in analyzing the performance of your operating business. Please revise to provide a more detail disclosure explaining why corporate expenses “are not necessarily indicative of the performance of [y]our operating business.”

Response: In response to the Staff’s comment, the Company intends to revise the Registration Statement as set forth on Schedule A to disclose in more detail why it uses Direct Profit as an indication of the performance of its business segments, and why it believes removing corporate expenses is helpful to this evaluation.

July 17, 2014

7.	Staff’s Comment: We note the disclosure in the last paragraph of page 118 indicating that you expect to have totals of between 16,692,400 and 16,972,555 Class A, B and C common shares outstanding after the offering. These totals are significantly lower than numbers used for your weighted average basic shares outstanding. We also note from the first paragraph of page 117 that you intend to grant additional common stock options to management upon completion of the offering. Give us your pro forma earnings per share calculations and tell us, if applicable, why it is appropriate to include post-offering option grants in your pro forma earnings per share computations. Explain to us why diluted pro forma earnings per share for the three months ended March 31, 2014 appears to include anti-dilutive shares given the pro forma loss for the period.

Response: In response to the Staff’s comment, the Company intends to revise its pro forma historical diluted earnings per share calculations as set forth on Schedule C to remove the grants of options that will occur in connection with the offering. The Company also intends to revise its pro forma earnings per share computations to include outstanding warrants as common stock equivalents, as reflected on Schedule C. In addition, the Company has revised its diluted pro forma earnings per share for the three months ended March 31, 2014 to remove anti-dilutive shares from the denominator as set forth on Schedule C.

8.	Staff’s Comment: In light of the complexities of the planned Conversion and of your capital structures please revise your disclosure of pro forma earnings per share to make the computations of pro forma EPS transparent to investors. This discussion should:

•	Include reconciliations of the numerators and the denominators of your basic and diluted per-share computations,

•	Include individual income and per share amount effects of all securities that affect EPS, and

•	Disclose any securities that could potentially dilute basic EPS in the future that were not included in diluted EPS because they were anti-dilutive for the periods presented.

Response: In response to the Staff’s comment, the Company has revised its disclosure of pro forma earnings per share to include a table as set forth on Schedule D which provides a reconciliation of basic and diluted per-share computations, the effects of the dilutive warrants and disclosure of the anti-dilutive warrants for the three months ended March 31, 2014.

July 17, 2014

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Christopher Kitchen at (212) 446-4988.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, Esq.

cc: Mr. Stuart Rosenstein

Schedule A

Comment 1:

Revised disclosure under “Prospectus Summary—Our Company” on page 1 of the Registration Statement:

As of March 31, 2014, after giving effect to this offering and the application of the net proceeds, together with the use of $46.5 million of cash on hand, as described in “Use of Proceeds,” we would have had approximately $485.3 million of outstanding indebtedness and $10.9 million of cash on hand. We believe that the reduced post-offering cash balance, together with our un-drawn revolver and cash generated by operating activities, will be sufficient to fund our operations, service out debt obligations and pursue our strategy in the future.

Revised disclosure under “Risk Factors—Risks Related to Our Business—Our substantial indebtedness could have an adverse impact on us” on page 33 of the Registration Statement:

For the years ended December 31, 2012 and 2013 and for the three months ended March 31, 2014 we have serviced our debt obligations solely from funds generated from operating activities and have not drawn down any amount on our outstanding revolving credit facility. ~~We believe that cash on hand, together with cash generated by operating activities, will be sufficient to service our debt obligations in the future.~~As of March 31, 2014, after giving effect to this offering and the application of the net proceeds, together with the use of $46.5 million of cash on hand, as described in “Use of Proceeds,” we would have had $10.9 million of cash on hand. We believe that the reduced post-offering cash balance, together with our un-drawn revolver and cash generated by operating activities, will be sufficient to fund our operations, service out debt obligations and pursue our strategy in the future.

Revised disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Post-Offering Liquidity and Capital Resources” on page 68 of the Registration Statement:

We will repay $31.2 million, representing the entire outstanding balance, of our 10% Senior PIK Notes and use the remaining $82.0 million of the net proceeds, together with $46.5 million of cash on hand, as described in “Use of Proceeds,” to repay a portion of the Company’s $202.5 million Incremental Term Loans, leaving a balance of $73.9 million, in each case based upon amounts outstanding as of March 31, 2014. Giving effect to the offering, and the use of proceeds, together with cash on hand, as described in “Use of Proceeds,” we would have had $10.9 million of cash on hand as of March 31, 2014, and we expect that the resulting reduction of the Company’s outstanding long term debt will reduce our cash interest expense by $4.8 million annually. For the years ended December 31, 2012 and 2013 and for the three months ended March 31, 2014 we have serviced our debt obligations solely from funds generated from operating activities and have not drawn down any amount on our outstanding revolving credit facility. ~~We believe that cash on hand, together with cash generated by operating activities, will be sufficient to service our debt~~

~~obligations in the future.~~We believe that the reduced post-offering cash balance, together with our un-drawn revolver and cash generated by operating activities, will be sufficient to fund our operations, service out debt obligations and pursue our strategy in the future.

Revised disclosure under “Business—Our Company” on page 74 of the Registration Statement:

As of March 31, 2014, after giving effect to this offering and the application of the net proceeds, together with the use of $46.5 million of cash on hand, as described in “Use of Proceeds,” we would have had approximately $485.3 million of outstanding indebtedness and $10.9 million of cash on hand. We believe that the reduced post-offering cash balance, together with our un-drawn revolver and cash generated by operating activities, will be sufficient to fund our operations, service out debt obligations and pursue our strategy in the future.

Comment 2:

Revised disclosure under “Prospectus Summary—Recent Developments—Preliminary Estimated Second Quarter Financial Results” on page 10 of the Registration Statement:

We expect to report financial results related to the quarter ended June 30, 2014 on or about August 7, 2014. We expect our net revenue for the three months ended June 30, 2014 to be in the range of $105.0 million to $106.5 million. We expect our net income for the three months ended June 30, 2014 to be in the range of $11.5 million to $12.5 million. We expect Adjusted EBITDA for the three months ended June 30, 2014 to be in the range of $28.0 million to $29.0 million. Adjusted EBITDA is a non-GAAP measure. For a definition of Adjusted EBITDA, as well as reasons why management believes the inclusion of Adjusted EBITDA is appropriate to provide additional information to investors about our performance and certain limitations of the measure, see “Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data.”

Comment 4:

To be inserted in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on page 57 of the Registration Statement:

Equity Compensation Charge Related to Conversion

In connection with the Company’s conversion from a limited liability company to a Delaware corporation, the Company will replace its existing management equity compensation program with between 199,460 and 314,980 shares of the Company’s Class A common stock and between 284,434 and 449,169 shares of the Company’s Class B common stock and a new grant of options to purchase between 3,026,483 and 2,836,991 shares of Class A common stock and options to purchase between 3,836,717 and 3,560,225 shares of Class B common stock, in each case based on the offering price range on the cover page of this prospectus. This will occur through the conversion of the Company’s outstanding Class B incentive units, which constitute the Company’s current management equity compensation program, into the shares of Class A Common stock and Class B common stock pursuant to the Conversion, and via a grant of the options referenced above following the Conversion but prior to the completion of this offering. The options granted will have an exercise price equal public offering price in this offering. In connection with these grants, in the third calendar quarter of 2014, the Company will record a one-time, non-recurring, non-cash stock based compensation expense, of between approximately $47.7 million and $55.8 million, based on the offering price range on the cover page of this prospectus. This amount is expected to consist of between approximately $6.8 million and $12.2 million with respect to the conversion of Class B units into shares of Class A common stock and Class B common stock, and between approximately $40.9 million and $43.6 million with respect to the options granted. Based on an estimated effective tax rate of 38.9% we expect that this one-time charge will reduce our net income for the third calendar quarter of 2014 by between approximately $31.8 million and $38.9 million. The Company does not expect to record any future stock based compensation expense with the respect to the conversion of its Class B units pursuant to the Conversion or the grant of options described above. Were the Company to complete this offering as a limited liability company, the Company would not have replaced its existing management equity compensation program and would therefore not need to record any stock-based compensation expense in connection therewith.

Comment 5:

To be inserted in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on page 57 of the Registration Statement:

See the disclosure set forth under Comment 4 above.

Revised disclosure under “Executive Compensation—Option Grants Upon Completion of this Offering” on page 117 of the Registration Statement:

As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Equity Compensation Charge Related to Conversion,” as part of the replacement of our current management equity compensation program, u~~U~~pon completion of this offering, we intend to grant to members of our management options to purchase between 3,026,483 and 2,836,991 shares of our Class A common stock and between 3,836,717 and 3,560,225 shares of our Class B common stock, based on the public offering price range of $14.00 to $16.00 on the cover page of this prospectus. Pursuant to these grants, Messrs. Price and Rosenstein will receive options to purchase between 1,805,514 and 1,675,400 and between 902,757 and 837,700 shares of our Class B common stock, respectively, and Mr. Wilson will receive options to purchase between 451,378 and 418,850 shares of our Class A common stock.

Comment 6:

Revised disclosure on pages ii and 19 of the Registration Statement:

We define Direct Profit as net income before the deduction of income taxes, other income (expense), net, net loss on derivative instruments, loss on early extinguishment of debt, interest expense, net, change in fair value of contingent consideration, transaction and other restructuring costs, corporate expenses, net (loss) gain on sale of assets and depreciation and amortization. Adjusted EBITDA is defined as Direct Profit less corporate expenses (excluding stock-based compensation). Adjusted EBITDA excluding duplicative corporate expenses is Adjusted EBITDA as further adjusted for pro forma adjustments to corporate expenses to reflect the removal of duplicative acquired company corporate expenses. Adjusted EBITDA adjusted for certain expenditures is calculated from Adjusted EBITDA by subtracting net cash interest expense, capital expenditures and cash paid for taxes and, in the case of Adjusted EBITDA adjusted for certain expenditures pro forma for the year ended December 31, 2013, as adjusted to reflect the removal of duplicative acquired company corporate expenses. Direct Profit, Adjusted EBITDA, Adjusted EBITDA excluding duplicative corporate expenses and Adjusted EBITDA adjusted for certain expenditures do not represent, and should not be considered as alternatives to, net income or cash flows from operations, as determined under U.S. generally accepted accounting principles, or GAAP. We use Direct Profit, Adjusted EBITDA and Adjusted EBITDA excluding duplicative corporate expenses to facilitate company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, we ~~use~~rely upon Direct Profit to analyze the performance of our ~~operating business~~ segments, as it reflects all revenue and expenses directly attributable to our segments’ operations, including all corporate overhead expenses that are directly attributed to a segment and necessary to support its revenue, without regard to corporate ~~expenses, which~~overhead that is not directly attributable to a segment’s operations (such as expenses related to HR, finance, and accounting functions and expenses incurred in connection with an initial public offering). As a result, by removing these expenses, management ~~believes is useful because such expenses are not necessarily indicative~~can better analyze the factors that are, in fact, directly affecting the profitability of ~~the performance of our operating~~its core business segments at and within the segments. Further, while discretionary bonuses for members of management are not determined with reference to specific targets, our Board of Directors may consider Direct Profit, Adjusted EBITDA and Adjusted EBITDA excluding duplicative corporate expenses when determining discretionary bonuses.

We further believe that Direct Profit, Adjusted EBITDA, Adjusted EBITDA excluding duplicative corporate expenses and Adjusted EBITDA adjusted for certain expenditures are used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present Direct Profit, Adjusted EBITDA, Adjusted EBITDA excluding duplicative corporate expenses and Adjusted EBITDA adjusted for certain expenditures measures when reporting their results. We present Direct Profit, Adjusted EBITDA, Adjusted EBITDA excluding duplicative corporate expenses and Adjusted EBITDA adjusted for certain expenditures because we believe that they are useful for investors to analyze disclosures of our operating results on the same basis as that used by our management. We believe Direct Profit is also useful to investors because it aids in analyzing the performance of our ~~business without regard to corporate expenses, which are not necessarily indicative of the performance of our operating business.~~segments, as it reflects all revenue and expenses directly attributable to our segments’ operations, including all corporate overhead expenses that are directly attributed to a segment and necessary to support its revenue, without regard to corporate overhead that is not directly attributable to a segment’s operations (such as expenses related to HR, finance and accounting functions and expenses incurred in connection with an initial public offering). We believe that by removing these expenses, investors can better analyze the factors that are, in fact, directly affecting the profitability of its core business operations. Direct Profit, Adjusted EBITDA, Adjusted EBITDA excluding duplicative corporate expenses and Adjusted EBITDA adjusted for certain expenditures are not necessarily comparable to other similarly titled financial measures of other companies due to the potential inconsistencies in the method of calculation. For further information, see “Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data” and “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Schedule B

Townsquare Media

Stock-based compensation calculation for grants at IPO

Value to Class B Holders	Per Share
IPO Price	$14.00	$15.00	$16.00
Restricted Shares Issued	483,893	580,553	764,149
Options Issued	6,863,200	6,700,257	6,397,216
Forfeiture Rate	0.00%	0.00%	0.00%

	B/S Valuation

Stock Price	$14.00	$15.00	$16.00
Premium	0.0%	0.0%	0.0%
Strike Price	$14.00	$15.00	$16.00

Time to Maturity (yrs)	6.3	6.3	6.3
Volatility	40.0%	40.0%	40.0%
Dividend Yield	0.0%	0.0%	0.0%
Risk-Free Rate(1)	2.1%	2.1%	2.1%
d1	0.6339	0.6339	0.6339
d2	(0.3725)	(0.3725)	(0.3725)
N(d1)	0.7369	0.7369	0.7369
N(d2)	0.3548	0.3548	0.3548
B-S Value Per Option	$5.96	$6.39	$6.81

Restricted Stock Value	$6,774,506.45	$8,708,289.67	$12,226,377.46
Option Value	40,921,759.66	42,803,802.35	43,592,380.99
Option Value forfeited
	$47,696,266.10	$51,512,092.02	$55,818,758.45

1.	Represents yield on U.S. zero-coupon STRIPS with maturity of 6.33 years, or 11/2020.

Option Grant Date:		7/24/2014

		Start	End	Midpoint	Duration	Weighted Avg
Tranche - 1 yr restrictions	20.0%	7/24/2015	7/24/2024	1/23/2020	5.50	1.10
Tranche - 2 yr restrictions	25.0%	7/24/2016	7/24/2024	7/24/2020	6.01	1.50
Tranche - 3 yr restrictions	25.0%	7/24/2017	7/24/2024	1/22/2021	6.51	1.63
Tranche - 4 yr restrictions	30.0%	7/24/2018	7/24/2024	7/24/2021	7.01	2.10
					Duration	6.33
					Date:	11/19/2020

Schedule C

	Historical		Pro Forma
	Year Ended December 31, 2013	Three Months Ended March 31, 2014	Year Ended December 31, 2013	Three Months Ended March 31, 2014

Pro Forma C corporation data (unaudited):
Historical profit (loss) before taxes	10,451	(439)	26,532	1,073
Pro forma income taxes	4,065	(171)	10,321	417
Pro forma net income (loss)	6,386	(268)	16,211	656

Pro forma net income (loss) per share
Basic	$0.85	$(0.03)	$0.98	$0.04
Diluted	$0.38	$(0.03)	$0.63	$0.02

Weighted average shares outstanding(1)
Basic	7,547,254	7,865,880	16,461,140	16,779,766
Diluted(2)	16,691,099	7,865,880	25,604,985	26,263,050

(1)	Historical data does not reflect (i) 8,333,333 million shares of Class A common stock expected to be issued upon completion of this offering or (ii) 239,008 shares of Class A common stock and 341,545 shares of Class B common stock expected to be issued upon the conversion of the current management equity compensation plan, based on the midpoint of the offering price range on the cover of this prospectus.
(2)	Includes warrants to purchase a weighted average of 9,143,845 shares of Class A common stock for the year ended December 31, 2013, and warrants to purchase a weighted average of 9,483,284 shares of Class A common stock for the three months ended March 31, 2014. Does not include the effect of options to purchase 2,960,222 shares of Class A common stock and options to purchase 3,740,035 shares of Class B common stock that are expected to be granted prior to completion of this offering, based on the midpoint of the offering price range on the cover of this prospectus, because there are no incremental shares as a result of applying the treasury stock method.

Townsquare Media

Weighted Average Shares Calculation

Assumptions
IPO Price	$15.00
Shares Converted from Class B Units	580,552.64
IPO Shares Issued	8,333,333.33
Options Issued	6,700,257.33
Option Strike Price	$15.00

Weighted Average Number of Shares Calculations

					Historical		Pro forma for Offering
					Weighted Average O/S									Weighted Average O/S
	% of Period	Basic Shares O/S	Warrants	Fully Diluted Shares O/S	Basic Shares O/S	Fully Diluted Shares O/S	IPO Shares Issued	Shares Converted from Class B Units	Basic Shares O/S	Plus: Warrants O/S	Plus: Options O/S	Less: Options T-Stock Buyback	Fully Diluted Shares O/S	Basic Shares O/S	Fully Diluted Shares O/S

Calendar Year 2013
12/31/2012	58.4%	7,496,276.06	9,096,388.78	16,592,664.84	4,374,539.18	9,682,842.77	8,333,333.33	580,552.64	16,410,162.04	9,096,388.78	6,700,257.33	(6,700,257.33)	25,506,550.82	9,576,341.13	14,884,644.72
8/1/2013	28.8%	7,496,276.06	9,096,388.78	16,592,664.84	2,156,462.98	4,773,232.35	8,333,333.33	580,552.64	16,410,162.04	9,096,388.78	6,700,257.33	(6,700,257.33)	25,506,550.82	4,720,731.55	7,337,500.92
11/14/2013	7.9%	7,904,816.65	9,453,541.43	17,358,358.08	628,053.93	1,379,157.22	8,333,333.33	580,552.64	16,818,702.62	9,453,541.43	6,700,257.33	(6,700,257.33)	26,272,244.06	1,336,280.48	2,087,383.77
12/13/2013	4.7%	7,875,073.69	9,483,284.38	17,358,358.08	366,784.25	808,471.47	8,333,333.33	580,552.64	16,788,959.67	9,483,284.38	6,700,257.33	(6,700,257.33)	26,272,244.06	781,951.55	1,223,638.76
12/30/2013	0.3%	7,815,970.60	9,483,284.38	17,299,254.98	21,413.62	47,395.22	8,333,333.33	580,552.64	16,729,856.58	9,483,284.38	6,700,257.33	(6,700,257.33)	26,213,140.96	45,835.22	71,816.82
12/31/2013	0.0%	7,815,970.60	9,483,284.38	17,299,254.98	-	-	8,333,333.33	580,552.64	16,729,856.58	9,483,284.38	6,700,257.33	(6,700,257.33)	26,213,140.96	-	-
Total	100.0%				7,547,253.95	16,691,099.03								16,461,139.93	25,604,985.01

'Q1 2014
12/31/2013	15.6%	7,815,970.60	9,483,284.38	17,299,254.98	1,215,817.65	2,690,995.22	8,333,333.33	580,552.64	16,729,856.58	9,483,284.38	6,700,257.33	(6,700,257.33)	26,213,140.96	2,602,422.13	4,077,599.71
1/14/2014	84.4%	7,875,073.69	9,483,284.38	17,358,358.08	6,650,062.23	14,658,169.04	8,333,333.33	580,552.64	16,788,959.67	9,483,284.38	6,700,257.33	(6,700,257.33)	26,272,244.06	14,177,343.72	22,185,450.54
3/31/2014	0.0%	7,875,073.69	9,483,284.38	17,358,358.08	-	-	8,333,333.33	580,552.64	16,788,959.67	9,483,284.38	6,700,257.33	(6,700,257.33)	26,272,244.06	-	-
Total	100.0%				7,865,879.88	17,349,164.26								16,779,765.86	26,263,050.24

Schedule D

The following table sets forth the computation of basic and diluted pro forma net income per share for the year ended December 31:

2013
Numerator
Net income	$6,386,000

Denominator
Weighted average shares of common stock outstanding	7,547,254
Effect of dilutive common stock equivalents-warrants	9,143,845

Weighted average diluted common shares outstanding	16,691,099

Pro forma net income per share:
Basic	$0.85
Diluted	$0.38

The following table sets forth the computation of basic and diluted pro forma net income per share for the three months ended March 31:

2014
Numerator
Net loss	$(268,000)

Denominator
Weighted average shares of common stock outstanding	7,865,880
Effect of dilutive common stock equivalents	—

Weighted average diluted common shares outstanding	7,865,880

Pro forma net income per share:
Basic	$(0.03)
Diluted	$(0.03)

The Company had 9,483,284 anti-dilutive warrants as of March 31, 2014.